EXHIBIT 99.1

STANTEC INC.
Material Change Report

1.	Name and Address of Company:

Stantec Inc. (“Stantec”)
10160 – 112th Street
Edmonton, Alberta
Canada  T5K 2L6

The reporting issuer has its principal office in Edmonton, Alberta.

2.	Date of Material Change:

May 30, 2011.

3.	News Release:

A news release was issued by Stantec on May 30, 2011, and disseminated through the facilities of a recognized newswire service.

4.	Summary of Material Change:

Stantec has received approval from the Toronto Stock Exchange (“TSX”) to commence a new normal course issuer bid on June 1, 2011, to enable it to purchase for cancellation, from time to time, certain of its common shares (“Common Shares”) through the facilities of the TSX.  Stantec’s current normal course issuer bid expires on May 31, 2011.

5.	Full Description of Material Change:

5.1	Full Description of Material Change:

In May, 2011, the directors of Stantec passed a resolution authorizing Stantec to purchase, from time to time over a twelve-month period commencing on June 1, 2011, its Common Shares pursuant to a normal course issuer bid through the facilities of the TSX.  The resolution also approved a draft Form 12 - Notice of Intention to Make a Normal Course Issuer Bid (“Notice of Intention”) and authorized any officer of Stantec to execute and send to the TSX such Notice of Intention with such amendments or variations thereto as such officer may approve.

The directors of Stantec, in passing the above resolution, concluded that the purchase for cancellation by Stantec of certain of its outstanding Common Shares represents an attractive investment and an appropriate and desirable use of Stantec’s available funds.  The purchase of Common Shares may also be advisable, periodically, to offset the dilution resulting from the exercise of options and the dilution that occurs as a result of Common Shares issued in connection with acquisitions.  The Common Shares will be purchased by Stantec for cancellation and Stantec intends to finance the purchase price for the Common Shares purchased by it from working capital.

The TSX has accepted Stantec’s Notice of Intention, pursuant to which Stantec may purchase up to 2,287,592  of its Common Shares, representing approximately 5% of Stantec’s total issued and outstanding shares as at May 16, 2011, namely 45,751,852. The average daily trading volume of the Common Shares over the six calendar months preceding May 16, 2011 and deducting Common Shares purchased under the current NCIB was 171,890.  Accordingly, under TSX rules and policies, Stantec is entitled on any trading day to purchase up to 42,972 Common Shares.  Once a week, in excess of the daily 42,972 Common Share repurchase limit, Stantec may also purchase a block of Common Shares not owned by or under the direction of an insider (i) having a purchase price of $200,000 or more, (ii) of at least 5,000 Common Shares having a purchase price of at least $50,000, or (iii) of at least 20 board lots of Common Shares which total 150% at the average daily trading volume in accordance with TSX rules.

The purchases may commence on June 1, 2011, and will terminate on May 31, 2012 or on such earlier date as Stantec may complete its purchases pursuant to the Notice of Intention.  Stantec will make the purchases on the open market in accordance with the rules and policies of the TSX, and the prices that Stantec will pay for any Common Shares will be the market price of such shares at the time of acquisition.

It is not anticipated that the contemplated purchases by Stantec will have any major impact on Stantec or its subsidiaries other than the beneficial effects resulting from the opportunities set out above.  One consequence of any issuer bid is that, upon any purchase of shares by Stantec, continuing shareholders will, in the absence of offsetting share issuances, have shares which represent an increased proportion of outstanding shares.

As at May 16, 2011, pursuant to Stantec’s normal course issuer bid in place from June 1, 2010 to May 31, 2011, Stantec had purchased 263,300 Common Shares at a weighted average price of $25.45 per share.

5.2	Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

      Paul J.D. Alpern
      Vice President and Secretary
      Stantec Inc.
      10160 – 112th Street
Edmonton, Alberta
      T5K 2L6
      (780) 917-7022

9.	Date of Report:

DATED at Edmonton, Alberta this 30th day of May, 2011.